June 29, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 5, 2009

File No. 001-09810

Dear Ms. Jenkins:

The company inadvertently omitted the following statements from its response to your letter regarding the above referenced filings:

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (804) 723-7550 or Grace den Hartog, Senior Vice President, General Counsel and Corporate Secretary at (804) 723-7945.

Sincerely,

Owens & Minor, Inc.

/s/ Olwen B. Cape
Olwen B. Cape Vice President, Controller